Exhibit 4.25

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

Product Development and Profit Share Agreement

Between:

Gelteq Limited (ACN 619 501 254)

and

Melbourne Health (ABN 73 802 706 972)

Gladwin Legal | www.gladwinlegal.com.au
A: PO Box 302, Ormond, VIC, 3204
E: [*****]
P: [*****]

Liability limited by a scheme approved under Professional Standards Legislation.

Table of Contents

1.	Definitions and interpretation	3

2.	Development and Sale of the Product	5

3.	Term	6

4.	Transfer and use of Material and Research Data	6

5.	Marketing, Branding and Acknowledgement	7

6.	Profit Share	8

7.	Warranties	9

8.	Intellectual Property	9

9.	Termination	10

10.	Effect of termination	10

11.	Non-compete	11

12.	Confidentiality	11

13.	Liability	13

14.	Dispute Resolution	13

15.	GST	14

16.	Notices	14

17.	General	15

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Product Development and Profit Share Agreement

This Agreement Dated 31/7/2025

BETWEEN

1.	Gelteq Limited ACN 619 501 254 of 641 Glenhuntly Road, Caulfield VIC 3162 (Gelteq); and

2.	Melbourne Health trading as The Royal Melbourne Hospital ABN 73 802 706 972 of 300 Grattan Street, Parkville VIC 3050 a body corporate pursuant to the provisions of the Health Services Act 1988 (Victoria) (Melbourne Health),

(collectively, the parties).

RECITALS

A.	Gelteq specialises in the formulation, development, and manufacturing of products using its patented gel-based oral drug delivery system.

B.	Gelteq intends to manufacture a product that incorporates the Material known as HAMSB, which is a form of acylated starch.

C.	Melbourne Health has conducted extensive studies and research on this Material and has agreed to provide Gelteq with the Material, and where possible any relevant data and findings to support the product’s development.

D.	Gelteq acknowledges Melbourne Health’s contributions to the studies and research related to the Material and its benefits. As a result, Gelteq proposes a profit-sharing arrangement with Melbourne Health, governed by the terms and conditions set forth in this Agreement.

OPERATIVE PROVISIONS

1.	Definitions and interpretation

1.1	Definitions

In this Agreement, unless the context requires otherwise:

Agreement means this agreement and its schedules and annexures and any subsequent variation.

Background IP means Intellectual Property owned or controlled by a party, including Intellectual Property developed before or independently of this Agreement, which the party determines, in its sole discretion, to make available to the other party in relation to this Agreement.

Business Day means a day which is not a Saturday, Sunday or bank or public holiday in Victoria, Australia.

CSIRO means the Commonwealth Scientific and Industrial Research Organisation.

CSIRO Report means the reported Subchronic preclinical toxicity and quality control testing of butyrylated high amylose maize starch in rats

Commencement Date means the date that the last party signs this Agreement.

Commercialisation in relation to the Product(s) means to do any of the following:

(a)	manufacture, use, sell, exploit, offer to sell, lease or hire the Product(s);

(b)	provides services which involve use or exploitation of or incorporate Product(s);

(c)	licence any third Party to do any of the things referred to in paragraphs (a) and (b) of this definition;

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(d)	otherwise licence, use or exploitation of any of the Product(s); and

(e)	further develop the Product(s) to the extent required to enable or make it commercially feasible to do any of the things referred to in paragraphs (a) to (d) of this definition.

Commercialisation Expenses means those expenses reasonably and directly incurred in the Commercialisation of the Product(s), including but not limited to:

(f)	the costs of negotiating the terms of any Commercialisation licenses with third parties;

(g)	all taxes, levies, duties and other government charges payable by or on behalf of a party in relation to Commercialisation;

(h)	any direct non-salary expenses payable by or on behalf of a Party in connection with the Commercialisation of the Products including any costs in relation to the packaging, marketing and distribution of the Products (such as freight costs, distributor discounts and commissions); and

(i)	the costs of any legal proceedings by or against a Party (including damages) that arises as a direct result of the Commercialisation of the Products.

Confidential Information means all unpatented inventions, ideas, know-how, concepts, trade secrets, processes, techniques, software, products and any and all other unregistered or unpatented intellectual property, financial and business information and all other commercially valuable information of the disclosing party which the disclosing party regards as confidential to it or which is evident by its nature or the manner of its disclosure to be confidential, whether provided or accessible to the other party before or after the date of this Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

GST Law means the definition given to that term in the A New Tax System (Products & Services Tax) Act 1999 (Cth).

Intellectual Property means patents, rights to inventions, copyright and related rights, trade marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs and unregistered designs, rights to use, and protect the confidentiality of, confidential information (including know-how, trade secrets, and datasets), technology and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist now or in the future, anywhere in the world.

Material means the HAMSB, which is a form of acylated starch, that has been previously used for R&D and trials by CSIRO and Melbourne Health. The parties agree that the Materials does not include any new batches of HAMSB that Gelteq would order from suppliers to use in the Product on an ongoing basis.

MH Branding has the meaning set out in clause 5.

Net Profit means Gelteq’s total revenue for any Product(s) less all Commercialisation Expenses.

Operating Funds has the meaning set out in clause 6.1.

Personnel means an employee, director, officer, agent, representative, contractor or sub- contractor of a party.

Profit Share has the meaning set out in clause 6.1.

Product(s) has the meaning set out in clause 2 and includes any improvements, modifications, or derivative works related to such Product(s).

Related Body Corporate has the same meaning as it has in the Corporations Act.

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Research Data means the studies, analyses, reports and investigations conducted or provided by Melbourne Health related to the Material including any findings and data. For the avoidance of doubt, Research Data includes the CSIRO Report.

Term has the meaning set out in clause 3.

1.2	Interpretation

In this Agreement, unless the context requires otherwise:

(a)	words in the singular include the plural and vice versa;

(b)	headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this Agreement;

(c)	any reference to gender includes the other gender;

(d)	a reference to a clause, paragraph, schedule or annexure is a reference to a clause, paragraph, schedule or annexure, as the case may be, of this Agreement;

(e)	if any act which must be done under this Agreement is to be done on a day that is not a Business Day then the act must be done on or by the next Business Day;

(f)	a reference to any legislation includes subordinate legislation and all amendments, consolidations or replacements from time to time;

(g)	a reference to a natural person includes a body corporate, partnership, joint venture, association, government or statutory body or authority or other legal entity;

(h)	the words “includes” and “including” or words of similar effect are not words of limitation;

(i)	any ambiguity in this Agreement shall be interpreted in a manner that is fair and reasonable, taking into account the intentions of the parties at the time they entered into this Agreement;

(j)	a reference to a party includes the party’s successors, assigns and persons substituted by novation;

(k)	a reference to a covenant, obligation or agreement of two or more persons binds or benefits them jointly and severally;

(l)	a reference to time and date is to local time and dates in Victoria, Australia; and (m) unless specified otherwise, a reference to “$” or dollars refers to Australian dollars.

2.	Development and Sale of the Product

2.1	Gelteq shall endeavour to develop and market a ready-to-consume product(s) which uses or incorporates HAMSB (Product(s)).

2.2	Gelteq shall be solely responsible for all costs associated with the manufacturing, sales, and marketing of the Products. The parties agree that no costs will be borne by Melbourne Health.

2.3	Melbourne Health agrees to transfer the Materials to Gelteq for Gelteq’s use in accordance with Clause 4 below.

2.4	Melbourne Health agrees to share with Gelteq any Research Data it feels would be useful for the Product research and development, but Melbourne Health are not required to do so under this Agreement.

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2.5	Melbourne Health acknowledges and agrees that Gelteq shall have sole discretion in determining the marketing strategies, sales approaches, and applicable jurisdictions for the Product. However, the parties agree that Melbourne Health retains the right to approve any use of Melbourne Health’s branding on the Product or in the marketing strategies prior to its implementation, as outlined in Clause 5 below.

2.6	Gelteq must promptly disclose in writing to Melbourne Health any information relating to any modifications or improvements to the Material with sufficient detail such that Melbourne Health can comply with any notification obligations it may have to any third party, including CSIRO. Gelteq will not prevent Melbourne Health from complying with any notification obligations to any such third party, though Melbourne Health agrees to take reasonable steps to ensure that any such third party required to be notified keeps any such information confidential at all times.

2.7	If at any time Gelteq decides:

(a)	not to progress with development, marketing or commercialisation of any Product(s) for any reason; or

(b)	to sell, assign, licence or otherwise deal with Gelteq’s Intellectual Property relating to the Product or any other proprietary rights arising from the development, formulation, and commercialisation of the Product(s),

Gelteq will promptly notify Melbourne Health in writing. If Melbourne Health requests, Gelteq will meet with Melbourne Health to discuss and negotiate in good faith potential arrangements for development, marketing or use of the Product(s) by Melbourne Health or a third party. If, despite making reasonable attempts and negotiating in good faith, the parties cannot reach a mutually acceptable arrangement for the development, or marketing use within 90 days of notification being provided by Gelteq pursuant to this clause, then Gelteq will be free to proceed with its intentions specified in (a) or (b) of this clause.

3.	Term

3.1	This Agreement commences on the Commencement Date and continues indefinitely until it is terminated in accordance with this Agreement (Term).

4.	Transfer and use of Material and Research Data

Transfer

4.1	Melbourne Health agrees to provide Gelteq with the Material within a reasonable period of time after the effective date of this Agreement. Melbourne Health will not provide the Material to any other third party without the prior written consent of Gelteq.

4.2	The Material shall be delivered to Gelteq at its Clayton based R&D facility. Gelteq will arrange for, and will pay any costs associated with transport and delivery of the Materials to Gelteq’s premises.

Use of Material and Research Data

4.3	Melbourne Health does not provide any representations, warranties or other assurances about or relating to the Material. Without limiting the preceding, Melbourne Health provides no representation or warranty that the Material it is fit for any purpose (including any purpose expressly contemplated by this Agreement), is up to date, is free from any defects or deficiencies, or that any use of the Material by Gelteq will not infringe on a thirdparty’s intellectual property or other rights. Melbourne Health provides the Material to Gelteq ‘as is’ basis. Any use of the Material is at Gelteq’s sole risk.

4.4	Subject to the terms of this Agreement, Gelteq shall have the right to use the Material provided by Melbourne Health for the sole purpose of research and development for the Products. Gelteq must not use the Material for any purpose or in any way which may cause Melbourne Health to be in breach of its obligations to any third parties including CSIRO. Accordingly, Gelteq acknowledges and agrees:

(a)	Gelteq may only use the Material provided by Melbourne Health as reference material for a research and development purposes;

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(b)	Gelteq must ensure the Material provided by Melbourne Health is not used for human or animal consumption, is not fed to any human or animal, or used for or in connection with any human or animal trials, testing or treatment;

(c)	Gelteq must comply with any directions about handling, storage or disposal of the Material provided by Melbourne Health or third parties Melbourne Health have received the Material from;

(d)	Gelteq must ensure that its use, storage or handling of the Material provided by Melbourne Health is in accordance with all applicable laws, regulations, guidelines and codes;

(e)	Gelteq must not provide the Material provided by Melbourne Health to any third party for any reason;

(f)	Gelteq must not attempt to obtain patent coverage of the Material provided by Melbourne Health; and

(g)	if the agreement between CSIRO and Melbourne Health about the Material is terminated by CSIRO for any reason, following notification from Melbourne Health, Gelteq will promptly cease all use of, and will return to Melbourne Health, the Material provided by Melbourne Health and all copies of the CSIRO Report.

4.5	If Melbourne Health provides any Research Data to Gelteq which has not been published or is otherwise not publicly available, Gelteq will treat that Research Data as Melbourne Health’s Confidential Information unless and must not publish or made publicly available such Research Data in whole or part without the prior written consent of Melbourne Health. Without limiting the preceding, if Melbourne Health provides a copy of the CSIRO Report to Gelteq, Gelteq must not publish, make publicly available or provide that report to any third party for any reason.

4.6	Gelteq acknowledges and agrees:

(a)	that Melbourne Health obtained the Material and the CSIRO Report from CSIRO and Melbourne Health did not manufacture or contribute to the development of the Material and did not prepare the CSIRO Report;

(b)	the Material may be toxic, contain infectious agents or substances that are hazardous or dangerous, or be harmful to persons or property; and

(c)	it receives, handles and uses the Material at its own risk and will be responsible for the safe handling, storage and use of the Material, and will ensure that the Material will not cause any harm to any person, or to property.

5.	Marketing, Branding and Acknowledgement

Acknowledgement

5.1	Subject to clauses 5.2 to 5.4, Gelteq agrees to appropriately attribute and give recognition to use of the Material, recognizing Melbourne Health’s contributions to the research and development of the Product.

Use of MH Branding

5.2	Gelteq must not utilise the logo, trademark, company name, or any branding associated with Melbourne Health or The Royal Melbourne Hospital (MH Branding) or the name of any Melbourne Health Personnel in connection with any Product, any marketing materials related to any Product or any other public statement or publication without obtaining prior written approval from Melbourne Health.

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5.3	Gelteq agrees that all marketing materials (including packaging or other information provided with the Products) or any public statement or other that references Melbourne Health or incorporates the MH Branding or the name of any Melbourne Health Personnel must be submitted for review and must receive written pre- approval from Melbourne Health before it is published or distributed.

5.4	Prior to any release of any materials, publications or other content contemplated by clause 5.2 or 5.3, Gelteq shall provide Melbourne Health with a copy of such materials for review. Melbourne Health shall have ten (10) Business Days to provide feedback or request modifications. If Melbourne Health:

(a)	provides written consent to any release of any materials, publications or other content, Gelteq may proceed to publicly release such material;

(b)	provides feedback or requests modifications, the parties will work together in good faith to implement such feedback or modification in a mutually acceptable manner prior to any release of any materials, publications or other content; or

(c)	confirms in writing that it does not consent to any release of any materials, publications or other content contemplated by clause 5.2 or 5.3, Gelteq Gelteq must remove any references to Melbourne Health or its Personnel and any MH Branding from the relevant materials, publication or other content before Gelteq or any other person release or distribute the relevant material;

(d)	does not respond within the ten (10) day period, Gelteq must remove any references to Melbourne Health or its Personnel and any MH Branding from the relevant materials, publication or other content before Gelteq or any other person release or distribute the relevant material.

Nothing in this clause 5.4 prevents Melbourne Health and Gelteq subsequently agreeing in writing on the use of MH Branding or the name of Melbourne Health Personnel on those materials.

Gelteq’s Intellectual Property

5.5	Melbourne Health shall not use any of the Gelteq’s Intellectual property without the prior written consent of Gelteq.

6.	Profit Share

6.1	At the end of each quarter during the Term and for the period contemplated by clause 10.1, Gelteq agrees to pay Melbourne Health the Profit Share, calculated in accordance with the formula below, provided always that such Profit Share does not result in the balance of cash held by Gelteq falling below the amount of the Operating Funds, of $25,000.00, after such payment is made:

Profit Share = 15% x Net Profit

6.2	For the first quarter of the Term, the Profit Share will be pro-rated for the period from the Commencement Date to the end of that quarter.

6.3	Gelteq will pay the Profit Share to Melbourne Health within 30 Business Days of the end of each quarter.

6.4	The Profit Share outlined in Clause 6.1 will be subject to ongoing reviews by both parties. This review will take into account the contributions made by Melbourne Health, particularly in terms of the research and development support provided in relation to the Products and the Material. The parties will assess the extent of Melbourne Health’s involvement and the impact of its assistance on the overall success and profitability of the Products. Any adjustments to the Profit Share must be agreed by the parties in writing in accordance with clause 17.1 prior to being implemented.

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7.	Warranties

7.1	Each party warrants, represents and undertakes to the other party that:

(a)	prior to entering into this Agreement, it was given a reasonable opportunity to obtain any advice (legal or otherwise) about this Agreement and the obligations and restraints contained in it;

(b)	it understands that this Agreement and agree that its terms are fair and reasonable in the circumstances;

(c)	it has entered into this Agreement voluntarily of his own freewill without duress, coercion, undue influence or pressure from either the other party or any other person; and

(d)	it has full capacity and authority to enter into, and perform its obligations, under this Agreement.

7.2	Each party acknowledges and agrees that it has not relied on any representation or warranty from the other party in entering into this Agreement other than those expressly stated in this Agreement.

7.3	Gelteq uses the Material and Research Data at Gelteq’s own risk. Melbourne Health does not make, and to the extent permitted by law, expressly excludes any warranties regarding the Material or Research Data or any part thereof.

8.	Intellectual Property

Material, Research Data and Background IP

8.1	Gelteq acknowledges that the Material provided by Melbourne Health is owned by CSIRO. Melbourne Health confirms that Melbourne Health has the consent of CSIRO to share the Material with Gelteq for Gelteq to use as for the purpose described in clause 4.4.

8.2	Nothing in this Agreement:

(a)	affects the ownership of the Material, any Research Data provided to Gelteq by Melbourne Health or any Melbourne Health’s Background IP; or

(b)	transfers any right, title or interest in the Material, Research Data or any of Melbourrne Health’s Background IP to Gelteq, except for the right to use the Material and Research Data as expressly contemplated by clause 4 of this Agreement.

Product

8.3	For the avoidance of doubt, all Intellectual Property and any other proprietary rights arising from the development, formulation, and commercialisation of the Product(s), shall be exclusively owned by Gelteq. This includes any improvements, modifications, or derivative works related to the Product(s).

8.4	The parties expressly agree that nothing in this Agreement shall be construed as transferring or granting any rights, licenses, or interests in the Intellectual Property related to the Product(s) to Melbourne Health. Ownership and title to all Intellectual Property rights related to the Product(s) shall remain with Gelteq or its licensees at all times. Melbourne Health acknowledges that it will not acquire any rights, title, or interest in the Intellectual Property related to the Product(s), except as expressly set forth in this Agreement.

8.5	Melbourne Health agrees to promptly notify Gelteq of any unauthorized use or infringement of the Intellectual Property rights in the Product(s) that comes to Melbourne Health’s attention. Melbourne Health will provide reasonable assistance to Gelteq in any legal actions taken to protect such rights, to the extent legal action, provided that:

(a)	Gelteq shall have sole discretion over and responsibility for managing the conduct of such actions;

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(b)	Gelteq shall be solely responsible for all costs, liabilities, damages or expenses associated with or arising out of such actions; and

(c)	Gelteq pay for or promptly reimburse Melbourne Health for all liabilities, expenses or costs (including legal costs) incurred by Melbourne Health in providing assistance to Gelteq.

8.6	Notwithstanding the above, Gelteq may grant a limited, non-exclusive, non-transferable license to Melbourne Health for the use of the Intellectual Property related to the Products solely for the purpose of conducting studies and research related to the Product, as outlined in this Agreement. Such license will be the subject of a separate agreement between the Parties and will not grant Melbourne Health any ownership rights in the Intellectual Property of the Products.

9.	Termination

9.1	Termination rights

Without affecting any other right or remedy available to it, either party (First Party) may terminate this Agreement with immediate effect by giving written notice to the other party (Second Party) if:

(a)	the Second Party commits serious or persistent breaches of any provision of this Agreement;

(b)	the Second Party commits a material breach of any term of this Agreement and either:

(i)	the breach is not capable of remedy; or

(ii)	the breach is capable of remedy and the other party fails to remedy that breach within a period of ten (10) Business Days’ after the other party has received written notice requesting it to do so;

(c)	the Second Party becomes or is in jeopardy of becoming, subject to any form of insolvency (including suspension or cessation of business activities, liquidation, bankruptcy or insolvency, appointment of a receiver, trustee or administrator, application for court order for winding up, deemed insolvency or any such similar event);

(d)	any warranty given by the Second Party in clause 7 of this Agreement is found to be untrue or misleading; or

(e)	the Second Party or its Personnel do anything (whether or not connected to this Agreement) which in the opinion of the First Party (acting reasonably) causes damage to the goodwill or reputation of the First Party or its goods and services.

10.	Effect of termination

10.1	If this Agreement is terminated for any reason, the obligations in clause 6 will continue to apply for a period of five (5) years after the effective date of termination.

10.2	Immediately upon termination of this Agreement for any reason:

(a)	Gelteq must cease all use of the Material and any Research Data provided by Melbourne Health and must promptly (and in any event within five (5) Business Days) arrange for the return or destruction of such Material and Research Data as directed by Melbourne Health at Gelteq’s sole expense. For the avoidance of doubt, during the term of this Agreement and after termination, Gelteq shall be permitted to use and order HAMSB from suppliers to use in the Product. Nothing in this Agreement shall restrict Gelteq from commercialising the Product after termination; and

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(b)	Each party must immediately cease all use of the other party’s use of Confidential Information.

10.3	Within five (5) Business Days after termination of this Agreement, each party must return to the other, the other party’s Confidential Information and all copies of it except that each party may retain one (1) copy of such Confidential Information if required to comply with any audit, legal or regulatory obligations. The obligation in this clause does not require a party to delete any copies of Confidential Information which were created through system backups provided that such copies are not used or accessed for any purpose.

10.4	If Melbourne Health requests in writing, Gelteq must take all reasonable steps to remove any MH Branding or any references to Melbourne Health or its Personnel from any materials, publications or other content as specified by Melbourne Health provided that this obligation applies only to future publications and materials and does not require the removal of branding or references from past publications already in circulation.

11.	Non-compete

11.1	The parties hereby agree that Melbourne Health shall not, directly or indirectly, develop, manufacture, market, or distribute any product that is competitive with the Product. This obligation shall remain in effect for the Term and for a period of twelve (12) months following the termination of this Agreement. Notwithstanding the preceding, this obligation shall immediately cease to apply if Gelteq provides notice under clause 2.7 that Gelteq has decided not to progress with development, marketing or commercialisation of any Product(s) for any reason.

11.2	Melbourne Health further agrees that it shall not leverage any of Gelteq’s Confidential Information to gain a competitive advantage over Gelteq or any third party. This includes, but is not limited to, the development of similar or competing products, services, or technologies based on the insights or data obtained through Confidential Information provided by Gelteq.

11.3	The parties acknowledge that the restrictions set forth in this clause are reasonable and necessary to protect the legitimate interests of Gelteq. In the event of a breach of this clause, Gelteq shall be entitled to seek injunctive relief and any other remedies available under law or equity.

12.	Confidentiality

12.1	Each party agrees during the Term, and at all times after the termination or expiry of this Agreement that:

(a)	it will maintain confidentiality and will not disclose the Confidential Information of the other party to any party, except to the other party’s Personnel who have a legitimate need to know such information for the purposes of this Agreement. Such Personnel shall be bound by confidentiality obligations no less restrictive than those contained herein. Disclosure to any other thirty party is prohibited unless the disclosing party has provided express written consent. For the avoidance of doubt, Gelteq consents to Melbourne Health disclosing Gelteq’s Confidential Information if required to the persons contemplated by clause 12.6;

(b)	it will not make any copies of the Confidential Information without prior written consent;

(c)	it will not use the Confidential Information of the other party for its own benefit or the benefit of any third party;

(d)	it will only use the Confidential Information of the other party for the purpose of this Agreement or any other purpose expressly agreed to in writing by the other party;

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(e)	it will use best endeavours to protect the Confidential Information of the other party from any unauthorised disclosure;

(f)	it will not challenge the other party’s ownership of the other party’s Confidential Information; and

(g)	it will notify the other party if it becomes obliged to disclose any part of the other party’s Confidential Information.

12.2	Each party’s obligations set out in clause 12.1 do not apply to Confidential Information:

(a)	that is in the public domain, except as a result of the party’s breach of this Agreement;

(b)	that is independently created by the other party without any breach of confidentiality;

(c)	obtained lawfully from a third party without any breach of confidentiality or any restrictions; or

(d)	that must be disclosed by law.

12.3	Each party will immediately notify the other party if there has been a breach, or if it suspects that there has been a breach, of confidentiality of the Confidential Information of the other party and will provide any assistance requested by the other party to investigate any breach or suspected breach of the confidentiality of the Confidential Information of the other party and to mitigate the damage or potential damage caused by the breach.

12.4	Each party agrees to indemnify the other party against all damage, losses, liabilities, claims, costs and expenses which the other party may incur directly as a result of any breach of this clause 12 by the party.

12.5	Each party acknowledges and agrees that damages may be inadequate compensation for breach of the obligations contained in this clause 12 the other party may seek specific performance or may seek to restrain, by an injunction or similar remedy, any conduct or threatened conduct which is or will be in breach of this clause, in addition to any other remedy the other party may wish to pursue.

12.6	Notwithstanding any other clause in this Agreement, Gelteq acknowledges and agrees:

(a)	Melbourne Health may be required to disclose information relating to use of the Material which may include Gelteq’s Confidential Information, to CSIRO in order to comply with its contractual obligations to CSIRO. Such disclosure will not constitute a breach of the Melbourne Health’s obligations under this clause 12, provided that

(i)	only the information strictly required to be disclosed is shared with CSIRO; and

(ii)	Melbourne Health notifies Gelteq in writing within five (5) Business Days of any such disclosure, including details of the Gelteq Confidential Information disclosed; and

(iii)	Melbourne Health indicates to CSIRO that any material containing Gelteq Confidential Information which is provided to CSIRO is confidential; and

(b)	Gelteq will be responsible for entering into confidentiality agreements or other agreements with any third parties involved in the development of the Product(s) or any other matters contemplated by this Agreement, including without limitation Trevor Locket and Julie Clarke.

12.7	This clause shall survive termination of this Agreement.

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13.	Liability

13.1	Subject to the other terms of this clause 13, the parties exclude any liability to the other party, whether in contract, tort (excluding negligence) or otherwise, for any special, indirect or consequential loss arising under or in connection with this Agreement or with the Product.

13.2	The parties agree that Melbourne Health shall not be liable for any losses, claims, damages or expenses arising from or in any way related to the Product(s) or the development of the Product(s), or from any use by Gelteq of the Material or Research Data.

13.3	Gelteq will be liable for and must indemnify Melbourne Health, its officers, employees and agents against any liability, loss, damage, or expense (including reasonable legal costs) incurred or suffered as a direct or indirect result of any of the following:

(a)	the transfer, transport or delivery to, or the use, storage, handling and overall treatment and possession of the Material by Gelteq;

(b)	the development or Commercialisation of any Product(s);

(c)	any use of any Research Data or CSIRO Report by Gelteq;

(d)	any actual or alleged infringement of any third party’s Intellectual Property in relation the Product or this Agreement;

(e)	any negligence or other wrongful act or omission of Gelteq or any person for whose acts or omissions Gelteq is liable;

(f)	any injury to persons, including injury resulting in death and economic loss relating to the Material, this Agreement or any Product(s); and

(g)	any breach of this Agreement by the Gelteq.

13.4	This clause shall survive termination of this Agreement.

14.	Dispute Resolution

(a)	If a dispute arises out of or relates to this Agreement, a party must not commence any court or other proceedings relating to the dispute unless it has first complied with the following procedure:

(i)	the party claiming that a dispute has arisen must give written notice to the other party specifying the nature of the dispute;

(ii)	within 10 days of receipt of that notice by the other party, the representatives of parties will meet (including by telephone or other electronic means) to negotiate in good faith using their best endeavours to resolve the dispute;

(iii)	if such negotiations do not resolve the dispute, a party may give notice to the other party requiring the parties to endeavour in good faith to resolve the dispute using informal dispute resolution techniques such as mediation, expert evaluation, arbitration or similar methods agreed by them;

(iv)	if the parties do not agree within 10 days of receipt of that notice (or such further period as the parties agree in writing) as to:

A.	the dispute resolution method and procedures to be adopted;

B.	the timetable for all steps in those procedures; and

C.	the selection and compensation of the independent person required for such method,

the parties must mediate the dispute in accordance with the Mediation Rules of the Law Institute of Victoria.

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14.2	Nothing in this Agreement will prejudice the right of a party to seek injunctive or declaratory relief in respect of a dispute or any matter arising under this Agreement.

15.	GST

15.1	Words used in this clause 15 that have a defined meaning in the GST Law have the same meaning as in the GST Law unless the context indicates otherwise.

15.2	Unless expressly stated otherwise, the consideration for any supply under or in connection with this Agreement is exclusive of GST.

15.3	To the extent that any supply made under or in connection with this Agreement is a taxable supply (other than any supply made under another agreement that contains a specific provision dealing with GST), the amount payable by the recipient is the consideration provided under this agreement for that supply (unless it expressly includes GST) plus an amount (additional amount) equal to the amount of that consideration (or its GST exclusive market value) multiplied by the rate at which GST is imposed in respect of the supply.

15.4	The recipient must pay the additional amount at the same time as the consideration to which it is referable, and upon the issue of an invoice relating to the supply.

15.5	Whenever an adjustment event occurs in relation to any taxable supply to which clause 15.3 applies:

(a)	the supplier must determine the amount of the GST component of the consideration payable; and

(b)	if the GST component of that consideration differs from the amount previously paid, the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable.

15.6	If either party is entitled under this agreement to be reimbursed or indemnified by the other party for a cost or expense incurred in connection with this agreement, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the cost or expense is the consideration for a creditable acquisition made by the party being reimbursed or indemnified, or by its representative member.

16.	Notices

16.1	In this Agreement, Notices include any approvals, consents, instructions, orders, directions, statements, requests and certificates or other communications that may be given, or are required to be given, under this Agreement.

16.2	Unless expressly stated otherwise in this agreement, all Notices:

(a)	must be:

(i)	in writing;

(ii)	signed by an authorised representative of the party; and

(iii)	hand delivered, sent by prepaid ordinary post, sent by email, or given in any other way permitted by law.

(b)	take effect from the time they are received unless a later time is specified.

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17.	General

17.1	Variation. Any modification, alteration, change or variation of any term and condition of this Agreement shall only be made in writing and executed by both parties.

17.2	Assignment: Neither party may assign, transfer, novate or deal with the whole or any part of their rights or obligations under this Agreement without the prior written consent of the other party. Any purported dealing in breach of this clause is of no effect.

17.3	Costs: Each party must pay its costs of entering into and negotiation of this Agreement.

17.4	Counterparts: This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this Agreement, but all the counterparts shall together constitute the same agreement. No counterpart shall be effective until each party has executed at least one counterpart. The parties agree that an executed electronic copy of a digital scan (including in portable document format), of this Agreement (where such email address has been notified by a party to another party for these purposes) will serve as a legal and binding agreement with the same force and effect as the original.

17.5	Entire agreement: This Agreement is the entire agreement between the parties and supersedes all and any communications, negotiations, arrangements and agreements, whether oral or written, between the parties in respect of the matters that are the subject of this Agreement.

17.6	Further assurance: Each party must from time to time and in a timely manner do all things reasonably required of it by the other party to give effect to this Agreement.

17.7	No representations or warranties: The parties acknowledge that no representations or warranties have been made other than those expressly recorded in this Agreement and that, in respect of this Agreement or any part of it including the transactions contemplated pursuant to this Agreement, no party has relied or will rely upon any representations or information, whether oral or written, previously provided to or discovered by it.

17.8	Relationship: Except as expressly stated in this Agreement, nothing in this Agreement is intended to create a relationship of partnership, joint venture, agency or employer-employee between the parties. Neither party has authority to create, assume or otherwise enter into any agreement that imposes rights or obligations on the part of the other party.

17.9	Severance: If any provision of this Agreement is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from this Agreement and rendered ineffective as far as possible without modifying the remaining provisions of this Agreement and shall not in any way affect any other circumstances of or the validity or enforcement of this Agreement.

17.10	Survival: The following clauses are continuing obligations and will continue after termination or expiry of this Agreement: 1 (Definitions and interpretation), 4.3 to 4.6 (Use of Material and Research Data), 5 (Marketing, Branding and Acknowledgement), 7 (Warranties), 8 (Intellectual Property), 10 (Effect of termination), 7 (Warranties), 11 (Non-compete), 12 (Confidentiality), 13 (Liability), 14 (Dispute Resolution) and 17 (General).

17.11	Third parties: This Agreement does not, and is not intended to, confer any rights or remedies upon any person other than the parties.

17.12	Waiver: A failure by either party to take action to enforce its rights does not constitute a waiver of any right or remedy under this Agreement unless it is in writing signed by the party granting the waiver.

17.13	Jurisdiction: The parties irrevocably submit to the exclusive jurisdiction of the courts of the state of Victoria, Australia.

17.14	Governing law: This Agreement will be governed by and construed and interpreted in accordance with the laws of Victoria, Australia.

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Executed as an agreement

Executed by Gelteq Limited ACN 619 501 254
by its authorised representatives:

/s/ Nathan Givoni	/s/ Simon Szewach
Director Signature	Director/Secretary Signature

Nathan Givoni	Simon Szewach
Print Name	Print Name

31/7/2025
Date Signed

Executed by Melbourne Health ABN 73 802 706 972
by its authorised representative:

/s/ Authorized Signatory
Signature of authorised representative

Authorized Signatory
Print Name

06 August 2025 | 10:22 AM AEST
Date Signed

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